Points Extends Relationship With AIR MILES® Reward Program
Through Enhanced Travel Redemption Program

AIR MILES Collectors can use Miles on over 330,000 hotels worldwide through Points Travel services

TORONTO, September 23, 2019 - Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, has extended its existing relationship with the AIR MILES Reward Program, Canada's most recognized loyalty program, to further leverage the Points Travel services. Through the expanded relationship, AIR MILES Collectors have the ability to use Miles when booking on over 330,000 hotels across the globe through Points' industry-leading white label hotel booking platform.

Through a single integration with Points' Loyalty Commerce Platform, which powers the Points Travel services, AIR MILES is offering its Collectors a wider range of redemption opportunities with a world-class hotel supply. This program enhancement is following a successful partnership launch in 2016, which saw AIR MILES leverage Points' platform to offer its Collectors the ability to earn miles on hotel stays through Points Travel services.

"We are thrilled to expand our relationship with AIR MILES, creating enhanced engagement opportunities for the AIR MILES Reward Program," said Rob MacLean, CEO of Points. "This new offering empowers AIR MILES Collectors to do more with their miles. We look forward to continuing to support their program growth, leveraging our platform to power new features and offering more flexibility to members for years to come."

Points Travel can be quickly integrated into any loyalty program's web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. The user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well as being able to redeem points for bookings at thousands of hotels and car rental companies around the world.

For more information, visit the AIR MILES implementation of the Points Travel platform at airmiles.ca/hotels.

About Points International

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London and Dubai.

For more information, visit company.points.com.

About AIR MILES® Reward Program

The AIR MILES Reward Program is Canada's most recognized loyalty program, with nearly 11 million active Collector Accounts, representing approximately two-thirds of all Canadian households.

AIR MILES Collectors get Miles at more than 300+ leading Canadian, global and online brands and at thousands of retail and service locations across the country. It is the only loyalty program of its kind to give Collectors the flexibility and choice to use Miles on aspirational Rewards, such as Merchandise, Travel, Events or Attractions, or instantly, in-store or online, through AIR MILES Cash at participating Partner locations.

For more information, visit www.airmiles.ca.

CONTACT

Points Media Relations

Catherine Lowe

Catherine.lowe@points.com

+1 649-539-1310

AIR MILES Media Relations

Kevin Galbraith

kgalbraith@loyalty.com